UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

TRANSPORTADORA DE GAS DEL SUR S.A.
(Name of Issuer)
GAS TRANSPORTER OF THE SOUTH INC
(Translation of Issuer’s Name into English)
American Depositary Shares, representing Class “B” Shares
(Title of Class of Securities)
893870204
(CUSIP Number)
February 1, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	893870204

1	NAMES OF REPORTING PERSONS Broad Bay Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Bahamas

	5	SOLE VOTING POWER

NUMBER OF		0 (see Item 4)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,642,668 American Depositary Shares (representing Class B Shares)*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (see Item 4)

WITH:	8	SHARED DISPOSITIVE POWER

12,642,668 American Depositary Shares (representing Class B Shares)*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,642,668 American Depositary Shares (representing Class B Shares)*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16.2% of the Class B Shares*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
*The Reporting Persons are currently the beneficial owners of 12,642,668 American Depositary Shares (“ADS”) representing 63,213,340, or 16.2%, of the Class B Shares of Transportadora De Gas Del Sur S.A. (the “Issuer”), based on 389,302,689 Class B Shares stated to be outstanding as of December 31, 2010, in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on March 16, 2011. Each ADS represents 5 Class B Shares of the Issuer. As of the date this report, the Reporting Persons beneficially own 11,790,868 ADS, representing 58,954,340, or 15.1% of the Class B Shares.

CUSIP No.	893870204

1	NAMES OF REPORTING PERSONS Joseph Lewis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdon

	5	SOLE VOTING POWER

NUMBER OF		0 (see Item 4)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,642,668 American Depositary Shares (representing Class B Shares)*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (see Item 4)

WITH:	8	SHARED DISPOSITIVE POWER

12,642,668 American Depositary Shares (representing Class B Shares)*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,642,668 American Depositary Shares (representing Class B Shares)*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16.2% of the Class B Shares*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
*The Reporting Persons are currently the beneficial owners of 12,642,668 ADS representing 63,213,340, or 16.2%, of the Class B Shares of the Issuer, based on 389,302,689 Class B Shares stated to be outstanding as of December 31, 2010, in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on March 16, 2011. Each ADS represents 5 Class B Shares of the Issuer. As of the date this report, the Reporting Persons beneficially own 11,790,868 ADS, representing 58,954,340, or 15.1% of the Class B Shares.

Item 1(a).	Name of Issuer:
Transportadora De Gas Del Sur S.A.
Translation of the issuer’s name into English:
Gas Transporter of the South Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
Don Bosco 3672, 5th Floor
C1206ABF Buenos Aires Argentina

Item 2(a).	Name of Person Filing:
This statement is filed jointly by Broad Bay Ltd. (“Broad Bay”) and Joseph Lewis (together with Broad Bay, the “Reporting Persons”) pursuant to Rule 13d-1(k)(1). Joseph Lewis is the sole indirect owner of, and controls, Broad Bay.

Item 2(b).	Address of Principal Business Office, or, if none, Residence:
The principal business address of the Reporting Persons is:
c/o Cay House
P.O. Box N-7776
E.P. Taylor Drive
Lyford Cay, New Providence, Bahamas

Item 2(c).	Citizenship:
Broad Bay is an international business corporation organized under the laws of the Bahamas. Joseph Lewis is a permanent resident of the Bahamas and a citizen of the United Kingdom.

Item 2(d).	Title of Class of Securities:
American Depositary Shares, representing Class “B” Shares.

Item 2(e).	CUSIP Number:
893870204

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.
(a)	Amount beneficially owned:

12,642,668 ADS, which is equivalent to 63,213,340 Class B Shares.*

(b)	Percent of class:

16.2% of the outstanding Class B Shares.*

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote:

0*

(ii)	Shared power to vote or to direct the vote:

12,642,668 ADS, which is equivalent to 63,213,340 Class B shares.*

(iii)	Sole power to dispose or direct the disposition of:

0*

(iv)	Shared power to dispose or to direct the disposition of:

12,642,668 ADS, which is equivalent to 63,213,340 Class B shares.*

*	Broad Bay has shared voting power and shared dispositive power with regard to 12,642,668 ADS, representing 63,213,340 Class B Shares, which it owns directly. Joseph Lewis has shared voting power and shared dispositive power with regard to the 12,642,668 ADS, representing 63,213,340 Class B Shares, owned directly by Broad Bay. As of the date this report, the Reporting Persons beneficially own 11,790,868 ADS, representing 58,954,340, or 15.1% of the Class B Shares.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Only Broad Bay has the right to receive dividends and the proceeds from the sale of the ADS held by the Reporting Persons. See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Member of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits

1	Joint Filing Agreement, dated the date hereof, between the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 23, 2011	BROAD BAY LTD.
	By:	/s/ Jefferson R. Voss
		Name:	Jefferson R. Voss
		Title:	Director

JOSEPH LEWIS
	By:	/s/ Joseph Lewis
		Name:	Joseph Lewis, Individually